Filed Pursuant to Rule 424(b)(7)
Registration No. 333-158531

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares, par value $1.00 per share	14,591,468	$79.91	$1,166,004,207.88	$83,136.10

(1)	The securities registered herein are offered pursuant to an automatic shelf registration statement.
(2)	Estimated solely for purposes of determining the registration fee, based on the average of the high and low prices for our common shares as reported on the New York Stock Exchange on March 30, 2010, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
(3)	The registration fee of $83,136.10 is calculated in accordance with Rule 457(c) of the Securities Act of 1933. The registration fee has been transmitted to the SEC in connection with the offering of common shares pursuant to the registration statement No. 333-158531 by means of this prospectus supplement in accordance with Rule 457(r).

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 10, 2009)

14,591,468 Shares

PartnerRe Ltd.

Common Shares

The selling shareholders named in this prospectus supplement may from time to time offer and sell shares of our common stock which they own, at prices to be determined at the time of sale. See “Selling Shareholders.” The common shares offered hereby may be sold in underwritten and non-underwritten sales. We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

Our common shares are listed on the New York Stock Exchange under the symbol “PRE.” On March 31, 2010, the last reported closing price of our common shares was $79.72 per share.

Investing in our common shares involves risks. See the discussion of risk factors in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

April 1, 2010

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the selling shareholders have authorized anyone else to provide you with different information. Neither we nor the selling shareholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement or the date of the accompanying prospectus, as applicable. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Supplement

Prospectus

FORWARD-LOOKING STATEMENTS

This prospectus supplement may include statements about future economic performance, finances, expectations, plans and prospects of us that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those suggested by such statements. For further information regarding cautionary statements and factors affecting our future results, please refer to the most recent Annual Report on Form 10-K. We undertake no obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This prospectus supplement may contain certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects,” “projections” and similar statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this prospectus statement should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the most recent Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward-looking statement contained in this prospectus supplement.

RISK FACTORS

Before you invest in our securities, you should carefully consider the risks involved. Accordingly, you should carefully consider, in consultation with your own financial and legal advisors, the section entitled “Risk Factors” in the accompanying prospectus, as well as those risk factors incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 under the heading “Risk Factors” and other filings we may make from time to time with the SEC.

USE OF PROCEEDS

The selling shareholders are selling our common shares in this offering and will receive all of the proceeds from such sales. We will not receive any proceeds from their sale of our common shares.

SELLING SHAREHOLDERS

This prospectus supplement relates to the resale by the selling shareholders identified below of our common shares covered by this prospectus supplement (the “Common Shares”).

This prospectus supplement may be used until the earlier of (i) the date on which the Common Shares are no longer outstanding, (ii) the date on which the Common Shares have been sold to the public in accordance with Rule 144, (iii) the date on which the Common Shares have been sold or otherwise transferred by the selling shareholders pursuant to this prospectus supplement or (iv) the date that is two years following April 2, 2010, which two-year period may be extended in accordance with the terms of the registration rights agreements between the selling shareholders and us dated as of October 2, 2009.

The table below presents information regarding the selling shareholders and all the shares that each such selling shareholder may offer under this prospectus supplement. No selling shareholder has had, within the past three years, any position, office, or material relationship with us or any of our predecessors or affiliates, except for their shareholdings in PARIS RE Holdings Ltd. in existence prior to our acquisition of such entity.

	Common Shares Beneficially Owned Before Offering	All Common Shares Covered by this Prospectus Supplement	Common Shares Beneficially Owned After Offering(1)(2)
Name	Number	Number	Number
Hellman & Friedman Capital Partners V (Cayman), L.P.(3)	3,615,863	3,615,863	0
Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.(3)	513,651	513,651	0
Hellman & Friedman Capital Associates V (Cayman), L.P.(3)	843	843	0
Trident III, L.P.(4)	4,022,962	4,022,962	0
Trident III Professionals Fund, L.P.(4)	97,701	97,701	0
Procific	757,232	757,232	0
Vestar Capital Partners V, L.P.(5)	2,039,522	2,039,522	0
Vestar Capital Partners V-A, L.P.(5)	560,916	560,916	0
Vestar Holdings V, L.P.(5)	119,259	119,259	0
Vestar Executives V, L.P.(5)	33,875	33,875	0
Crestview Partners (Outbound), L.P.	1,290,704	1,290,704	0
Crestview Offshore Holdings (Cayman), L.P.	347,016	347,016	0
Crestview Partners TE (Outbound), L.P.	91,369	91,369	0
Crestview Partners ERISA (Outbound), L.P.	106,599	106,599	0
Crestview Partners (PF), L.P.	229,491	229,491	0
Caisse de depot et placement du Québec	764,465	764,465	0

(1)	Represents beneficial ownership of less than one percent of our outstanding common shares.
(2)	Assumes the selling shareholders will sell all of their Common Shares, which they may determine not to do.
(3)	Hellman & Friedman Investors V (Cayman), L.P. (“H&F GP”) is the sole general partner of each of Hellman & Friedman Capital Partners V (Cayman), L.P. and Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. Hellman & Friedman Investors V (Cayman), Ltd. (“H&F Ltd.”) is the sole general partner of each of H&F GP and Hellman & Friedman Capital Associates V (Cayman), L.P. H&F Ltd. has formed a five-member investment committee that serves at the discretion of H&F’s Ltd.’s board of directors and makes recommendations to the board of directors with respect to matters presented to it. Each member of the investment committee of H&F Ltd. disclaims beneficial ownership of the reported securities held by Hellman & Friedman Capital Partners V (Cayman), L.P., Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. and Hellman & Friedman Capital Associates V (Cayman), L.P., except to the extent of their respective pecuniary interest therein, if any.

(4)	The sole general partner of Trident III, L.P. is Trident Capital III, L.P. (“Trident Capital”). The general partners of Trident Capital are four single member limited liability companies that are owned by individuals who are also members of Stone Point Capital LLC (“Stone Point”). The sole general partner of Trident III Professionals Fund, L.P. is Stone Point GP Ltd. (“Stone Point GP”). Stone Point is the manager of Trident Capital and Trident III Professionals Fund, L.P. The investment decisions of Trident Capital are made by its investment committee. The investment decisions of Stone Point GP are made by its directors. Each of the members of the investment committee of Trident Capital and the directors of Stone Point GP disclaims beneficial ownership of the reported securities held by Trident III, L.P. and Trident III Professionals Fund, L.P., except to the extent of their respective pecuniary interests therein, if any. The information contained in this footnote does not reflect 757,232 common shares held by Procific, over which Stone Point and its affiliates may be deemed to have voting and dispositive power.
(5)	Vestar Managers V Ltd. (“Vestar Managers”) is the sole general partner of Vestar Associates V, L.P. and Vestar Holdings V, L.P. Vestar Associates V, L.P. is also the general partner for Vestar Capital Partners V, L.P., Vestar Capital Partners V-A, L.P. and Vestar Executives V, L.P (together “Vestar Capital”). The investment decisions of Vestar Capital and Vestar Holdings V, L.P. are made by its investment committee. The investment decisions of Vestar Managers are made by its partners. Each of the members of the investment committee of Vestar Capital and Vestar Holdings V, L.P. and the partners of Vestar Managers disclaims beneficial ownership of the reported securities held by Vestar Capital Partners V, L.P., Vestar Capital Partners V-A, L.P., Vestar Executives V, L.P. and Vestar Holdings V, L.P., except to the extent of their respective pecuniary interests therein, if any.

PLAN OF DISTRIBUTION

This prospectus relates to the resale of our common shares by the selling shareholders named in this prospectus supplement. The selling shareholders may use this prospectus to resell from time to time such shares of common stock.

All costs, expenses and fees in connection with the registration of the Common Shares offered hereby will be borne by the selling shareholders. Underwriting discounts, brokerage commissions and similar selling expenses, if any, attributable to the sale of the securities covered by this prospectus will be borne by the respective selling shareholders.

The selling shareholders may sell under this prospectus the Common Shares which are outstanding at different times. The selling shareholders will act independently of us in making decisions as to the timing, manner and size of each sale. The sales may be made on any national securities exchange or quotation system on which the Common Shares may be listed or quoted at the time of sale, in the over-the-counter market or other than in such organized and unorganized trading markets, in one or more transactions, at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

The Common Shares may be sold by one or more of the following methods in addition to any other method permitted under this prospectus:

•	a block trade in which the broker-dealer so engaged may sell the Common Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	a purchase by a broker-dealer as principal and resale by such broker-dealer for its own account;

•	an ordinary brokerage transaction or a transaction in which the broker solicits purchasers;

•	a privately negotiated transaction;

•	an underwritten offering;

•	securities exchange or quotation system sale that complies with the rules of the exchange or quotation system;

•	through short sale transactions following which the Common Shares are delivered to close out the short positions;

•	through the writing of options relating to such Common Shares; or

•	through a combination of the above methods of sale.

The selling shareholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell Common Shares covered by this prospectus, including in short sale transactions. If so, the third party may use Common Shares pledged by the selling shareholders or borrowed from the selling shareholders or others to settle those sales or to close out any related open borrowings of common shares, and may use Common Shares received from the selling shareholders in settlement of those derivatives to close out any related open borrowings of common shares. We will file a supplement to this prospectus to describe any derivative transaction effected by the selling shareholders and to identify the third party in such transactions as an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

The selling shareholders may effect such transactions by selling the Common Shares covered by this prospectus directly to purchasers, to or through broker-dealers, which may act as agents for the seller and buyer or principals, or to underwriters who acquire common shares for their own account and resell them in one or more transactions. Such broker-dealers or underwriters may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of the Common Shares covered by this prospectus for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions) and such discounts, concessions, or commissions may be allowed or re-allowed or paid to dealers. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed at different times.

The selling shareholders and any broker-dealers that participate with the selling shareholders or third parties to derivative transactions in the sale of the Common Shares covered by this prospectus may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the Common Shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

We will make copies of this prospectus available to the selling shareholders and have informed them of their obligation to deliver copies of this prospectus to purchasers at or before the time of any sale of the Common Shares.

The selling shareholders also may resell all or a portion of their Common Shares in open market transactions in reliance upon Rule 144 under the Securities Act, or any other available exemption from required registration under the Securities Act, provided they meet the criteria and conform to the requirements of such exemption.

We will file supplements to this prospectus as required by item 508 of Regulation S-K to the extent applicable.

The selling shareholders are not restricted as to the price or prices at which they may sell their Common Shares. Sales of such Common Shares may have an adverse effect on the market price of the securities, including the market price of the Common Shares. Moreover, the selling shareholders are not restricted as to the number of Common Shares that may be sold at any time, and it is possible that a significant number of common shares could be sold at the same time, which may have an adverse effect on the market price of the Common Shares.

We and the selling shareholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the Common Shares against certain liabilities, including liabilities arising under the Securities Act.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2009 and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS

We are a Bermuda company. In addition, certain of our directors and officers, as well as certain of the experts named in this prospectus supplement and the prospectus, reside outside the United States, and all or a substantial portion of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the United States federal securities laws.

The United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Also, there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts based on the civil liability provisions of the United States federal securities laws obtained in actions against us or our directors and officers, and (2) original actions brought in Bermuda against us or our officers and directors based solely upon the United States federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules of the SEC allow us to omit from this prospectus supplement and the accompanying prospectus some of the information included in the registration statement. This information may be read and copied at the Public Reference Room of the SEC at 100 F Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of these public reference facilities. The SEC maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that are subject to the SEC’s reporting requirements.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. We fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. These reports and other information are available as provided above and may also be inspected at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than any Current Reports on Form 8-K deemed “furnished” to and not “filed” with the SEC) until this offering has been completed:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 1, 2010 (including those portions of our Definitive Proxy Statement for the 2010 annual meeting of shareholders that are incorporated by reference in our Form 10-K for the year ended December 31, 2009).

2.	Current Reports on Form 8-K filed with the SEC on February 22, 2010, March 2, 2010, March 10, 2010 and March 15, 2010.

You may request free copies of these filings by writing or telephoning us at the following address:

90 Pitts Bay Road

Pembroke HM 08

Bermuda

Attention: Legal and Corporate Compliance

Telephone: (441) 292-0888

Fax: (441) 292-3060